March 2, 2005


Mail Stop 0306

Lukas Braunschweiler, President and Chief Executive Officer
Dionex Corporation
1228 Titan Way
Sunnyvale, California 94085


Via U S Mail and FAX [(408) 739-8437]

Re:	Dionex Corporation
	Form 10-K for the fiscal year ended June 30, 2004
	Forms 10-Q for the fiscal quarters ended September 30 and December 31, 2004
	File No.  0-11250

Dear Mr. Braunschweiler:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Mr. Lukas Braunschweiler
Dionex Corporation
March 2, 2005
Page 2


Form 10-K for fiscal year ended June 30, 2004


Management`s Discussion and Analysis - Page 21

Results of Operations - Page 21

1. When you cite more than one factor in explaining the change in a financial statement line item the amounts of the individual factors cited, including offsetting factors should be separately quantified.
For example, revise to quantify the impact the currency fluctuations, the expansion in China, and the opening of the new subsidiary in Korea and of the new subsidiary in Australia had on your SG&A expenses. Please apply throughout MD&A to the extent practicable in future filings.


Liquidity and Capital Resources - Page 23

2. Pursuant to the recent MD&A release, we believe that the discussion of cash flows from operating activities should analyze and quantify changes in underlying drivers of cash flows. For example, cash receipts from sales and cash outflows for purchases and operating expenses. Please revise your disclosures in future filings, or tell us how your discussion considers the objectives of the Release.


Critical Accounting Policies and Estimates - Page 25

3. We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote with very little elaboration. Please expand in future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.





Mr. Lukas Braunschweiler
Dionex Corporation
March 2, 2005
Page 3


Financial Statements

Consolidated Statements of Income - Page 32

4. We note that you sell products, installation and training services
and maintenance. Based on your disclosure in Note 14, it appears service revenues in fiscal 2004 exceeded 10% of your total revenues.
In future filings revise your income statement to separately disclose
revenues from the sale of products, services, and other products if
revenues from any individual referenced component are more than 10
percent of the total revenue for the year.   Related cost and
expenses should be combined and disclosed separately. Refer to Regulation S-X, Article 5-03(b)(1) and (2).


Note 6. Goodwill and Intangible Assets - Page 41

5. Please expand your disclosure in future filings to explain the concept of reporting units and to identify yours. Are your segments your reporting units? If they are not, please discuss the material components of your impairment loss by reporting unit. Explain how impairment on these units was estimated and measured based upon the two-step impairment test.


Note 14. Business Segment Information - Page 47

6. If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph
38(a)
SFAS 131.


Schedule II  Valuation and Qualifying Accounts - Page 52

7. We see that you include your "accrued product warranty" in the
Schedule II on page 53. Amounts recorded as warranty reserves are estimates of accrued liabilities, and need not been included on the
Schedule II. Revise future filings as necessary. Refer to Regulation S-X, Rule 5-04 for guidance.


Mr. Lukas Braunschweiler
Dionex Corporation
March 2, 2005
Page 4


Form 10-Q for the quarterly period ended December 31, 2004


Note 11. Stock-Based Compensation - Page 12

8. In future filings please relocate the disclosures required by SFAS
148 to prominently disclose them in your financial statements.


*  *  *  *  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



Mr. Lukas Braunschweiler
Dionex Corporation
March 2, 2005
Page 5


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 942-1915 or me at
(202)
942-1931, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 942-1791.



      Sincerely,


      Angela J. Crane
								Reviewing Accountant


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